Exhibit 99.1

FOR IMMEDIATE RELEASE

Plutus Financial Group Limited Announces Results of the Extraordinary General Meeting on August 8, 2025

HONG KONG — August 8, 2025 — Plutus Financial Group Limited (“Plutus” or the “Company”) (NASDAQ: PLUT) today announced the results of the Company’s extraordinary general meeting of shareholders (the “EGM”) held in Hong Kong today.

At the EGM, shareholders approved, through a special resolution, the agreement and plan of merger, dated as of July 9, 2025 (the “Merger Agreement”) by and among the Company, Coders Merger Sub Ltd. (“Merger Sub”) and Choco Up Group Holdings Limited (“Choco Up”), the plan of merger (the “plan of merger”) required to be registered with the Registrar of Companies in the Cayman Islands, in order to give effect to the merger (the “Merger”) of the Merger Sub with and into Choco Up, with Choco Up surviving as a wholly-owned subsidiary of the Company, and any and all transactions contemplated by the Merger Agreement and the plan of merger.

At the EGM, shareholders also approved certain additional Merger-related proposals, including:

As special resolutions:

1.	THAT the memorandum and articles of association of the Company be amended and restated in its entirety in the form of the amended and restated memorandum and articles of association of the Company effective immediately prior to the effective time (the “Effective Time”) of the Merger (the “Amendment of M&A”);

2.	THAT the name of the Company be changed from “Plutus Financial Group Limited” to “Choco Up International Holdings Limited” effective immediately prior to the Effective Time (the “Change of Name”);

3.	THAT

(i)	immediately prior to the Effective Time, (x) 1,818,833 issued and outstanding ordinary shares of Plutus owned by Radiant Global Ventures Limited shall be re-designated as 1,818,833 issued and outstanding New Class B Shares; (y) 33,181,167 authorized but unissued ordinary shares of Plutus shall be re-designated as 33,181,167 authorized but unissued New Class B Shares; (z) 13,531,167 issued and outstanding ordinary shares of Plutus shall be re-designated as 13,531,167 issued and outstanding New Class A Shares; (xx) 251,468,833 authorized but unissued ordinary shares of Plutus shall be re-designated as 251,468,833 authorized but unissued New Class A Shares; and (yy) 3,000,000 authorized but unissued preference shares of Plutus be cancelled (the “Re-designation and Cancellation of Shares”); and

(ii)	subsequent to the Re-designation and Cancellation of Shares, the authorized share capital of the Company will be changed FROM US$30,300 divided into (x) 300,000,000 ordinary shares of Plutus of a nominal of a par value of US$0.0001 each, and (y) 3,000,000 preference shares of Plutus of a nominal of a par value of US$0.0001 each; TO US$30,000 divided into (xx) 265,000,000 New Class A Shares of par value US$0.0001 each, and (yy) 35,000,000 New Class B Shares of par value US$0.0001 each (together with the Re-designation and Cancellation of Shares, the “Variation of Share Capital”).

4.	THAT the issuance of New Ordinary Shares to the shareholders of Choco Up in accordance with the Merger Consideration as stipulated in the Merger Agreement effective at the Effective Time (the “Issuance of Merger Consideration”).

As an ordinary resolution:

THAT Ting Kin Cheung, a director and the CEO of the Company, be authorized to do all things necessary to give effect to the Merger Agreement, the plan of merger, and the transactions contemplated by the Merger Agreement and the plan of merger, including the Merger and, effective immediately prior to the Effective Time, the Amendment of M&A, the Change of Name, the Variation of Share Capital and the Issuance of Merger Consideration.

Since each of the above proposals was duly passed, the following proposal regarding adjournment as set forth in the Company’s proxy statement dated July 16, 2025 was no longer necessary and not voted upon at the EGM:

If necessary, as an ordinary resolution:

THAT the chairman of the extraordinary general meeting be instructed to adjourn the extraordinary general meeting in order to allow the Company to solicit additional proxies in the event that there are insufficient proxies received at the time of the extraordinary general meeting to pass the special resolutions to be proposed at the extraordinary general meeting.

The completion of the Merger is subject to the satisfaction or waiver of the closing conditions set forth in the Merger Agreement. The Company will work with the other parties to the Merger Agreement towards satisfying all other conditions precedent to the completion of the Merger set forth in the Merger Agreement and complete the Merger as quickly as possible.

About Plutus Financial Group Limited

Plutus Financial Group Limited is a Hong Kong-based financial services holding company operating through two wholly-owned primary subsidiaries – Plutus Securities Limited (“Plutus Securities”) and Plutus Asset Management Limited (“Plutus Asset Management”). Plutus Securities, a securities broker licensed by the Securities and Futures Commission of Hong Kong (the “SFC”) and a Participant on the HKEx stock exchange in Hong Kong, provides quality securities dealing and brokerage, margin financing, securities custody, and nominee services. Plutus Asset Management is a wealth management and advisory firm licensed by the SFC.

About Choco Up

Founded in 2018, Choco Up is a Singapore-headquartered fintech company specializing in revenue-based and growth capital financing. Choco Up offers easy-to-access, non-dilutive, and flexible financing options for businesses at various stages, from start-ups to established and public companies with the major market presence in Singapore, Hong Kong, Australia and Malaysia; addressing customers’ funding needs through a suite of tailored financing solutions enabled by market insights and a data-driven platform.

Safe Harbor Statement

This press release contains certain “forward-looking statements.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the pending transactions described herein, and the parties’ perspectives and expectations, are forward-looking statements. The words “will,” “expect,” “believe,” “estimate,” “intend,” “plan” and similar expressions indicate forward-looking statements.

Such forward-looking statements are inherently uncertain, and shareholders and other potential investors must recognize that actual results may differ materially from the expectations as a result of a variety of factors. Such forward-looking statements are based upon management’s current expectations and include known and unknown risks, uncertainties and other factors, many of which are hard to predict or control, that may cause the actual results, performance, or plans to differ materially from any future results, performance or plans expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to: (i) risks related to the expected timing and likelihood of completion of the proposed transaction, including the risk that the transaction may not close due to one or more closing conditions to the transaction not being satisfied or waived; (ii) the occurrence of any event, change or other circumstances that could give rise to the termination of the applicable transaction agreements; (iii) the risk that there may be a material adverse change with respect to the financial position, performance, operations or prospects of the Company, Choco Up or the combined entity; (iv) risks related to disruption of management time from ongoing business operations due to the proposed transaction; (v) the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of the Company’s securities; (vi) the risk that the proposed transaction and its announcement could have an adverse effect on the ability of Choco Up or the combined entity to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally; (vii) any changes in the business or operating prospects of Choco Up and the combined entity or their businesses; (viii) changes in applicable laws and regulations; and (ix) risks relating to Choco Up’s and the combined company’s ability to enhance their services and products, execute their business strategy, expand their customer base and maintain stable relationship with their business partners.

A further list and description of risks and uncertainties can be found in the proxy statement that was filed with the SEC on July 16, 2025 by the Company in connection with the proposed transactions, and other documents that the parties may file with or furnish to the SEC, which you are encouraged to read. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and the Company, Choco Up and their respective subsidiaries and affiliates undertake no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

For more information, please contact:

Investor Relations:

Plutus Financial Group Limited

Attn: Jeff Yeung

ir@plutusfingroup.com